news release

Zi Corporation and Marty Steinberg, Receiver for the Lancer Funds, Enter into Standstill Agreement

CALGARY, AB, June 22, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has entered into a mutual agreement with Marty Steinberg, the receiver for the Lancer Funds, that will facilitate discussion towards a possible resolution of each others’ concerns.

The Lancer Entities, which have been in receivership since 2003, control approximately 40 percent of Zi's outstanding common shares. These shares represent one of the Lancer Entities' most significant assets. Both Zi and the Receiver initiated legal actions against each other.

The standstill agreement provides for, among other things:

- Adjournment and stay of all legal proceedings currently underway for 90 days.

- An agreement that Zi and the Receiver will not start any new legal proceedings against each other for 90 days.

- Dialogue between Zi and the Receiver about the Receiver's concerns regarding the constitution of Zi’s board of directors, and the timing and manner of the Receiver's disposition of its Zi shares.

Because the legal proceedings between Zi and the Receiver are in part about whether the Receiver can vote its Zi shares for a different slate of directors at Zi's 2006 Annual General Meeting (AGM), Zi and the Receiver have also agreed that Zi will seek a Court Order allowing it to adjourn the holding of its AGM to no later than February 28, 2007.

In order to implement the standstill, Zi and the Receiver will have to make several joint applications to the courts and securities commission for adjournments. The standstill is conditional on those applications being granted.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption.

Intelligent Interface Solutions

Zi’s product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, CFO	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

Hunton & Williams
David Wells, Counsel to the Receiver
Mellon Financial Center
Suite 2500
1111 Brickell Avenue
Miami, FL 33131
(305) 810-2591

Intelligent Interface Solutions